UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on September 9, 2025, entitled “Equinor ASA: Share buy-back – third tranche for 2025”.

Equinor ASA: Share buy-back – third tranche for 2025

Please see below information about transactions made under the third tranche of the 2025 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 23 July 2025.

The duration of the buy-back tranche: 24 July to no later than 27 October 2025.

Further information on the tranche can be found in the stock market announcement on its commencement dated 23 July 2025, available here: https://newsweb.oslobors.no/message/651645

From 1 September to 5 September 2025, Equinor ASA has purchased a total of 1,380,082 own shares at an average price of NOK 245.2486 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

1 September	OSE	264,082	248.6700	65,669,270.94
	CEUX
	TQEX

2 September	OSE	267,200	249.7800	66,741,216.00
	CEUX
	TQEX

3 September	OSE	280,000	245.2528	68,670,784.00
	CEUX
	TQEX

4 September	OSE	282,000	241.3664	68,065,324.80
	CEUX
	TQEX

5 September	OSE	286,800	241.6895	69,316,548.60
	CEUX
	TQEX

Total for the period	OSE	1,380,082	245.2486	338,463,144.34
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	6,891,119	254.4871	1,753,701,047.69
	CEUX
	TQEX
	Total	6,891,119	254.4871	1,753,701,047.69

Total buy-backs under the tranche (accumulated)	OSE	8,271,201	252.9456	2,092,164,192.03
	CEUX
	TQEX
	Total	8,271,201	252.9456	2,092,164,192.03

Following the completion of the above transactions, Equinor ASA owns a total of 34,187,306 own shares, corresponding to 1.34% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 24,648,389 own shares, corresponding to 0.96% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: September 9, 2025	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer